FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2011

Commission File Number: 001-12518

Banco Santander, S.A.
(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Material Fact dated July 4, 2011

MATERIAL FACT

Pursuant to article 82 of Securities Market Act 24/1988, of 28th July and concordant provisions, Banco Santander, S.A. (“Banco Santander”) hereby announces that it has filed with the National Securities Market Commission the application for an exemption from the obligation to present a public offer to acquire the total number of shares with voting rights of Metrovacesa, S.A. as established in paragraph d) of article 8 of Royal Decree 1066/2007, of 27th July on the system for public tender offers for the acquisition of shares.

The reason for the aforementioned application is the credit capitalization commitment assumed by Banco Santander versus Metrovacesa, S.A. within the framework of the capital increase agreed by shareholders at the ordinary General Meeting of the latter company held on 28th June 2011. As stated in the Material Fact notification published by Metrocavesa, S.A. on that same date, the obtaining of such exemption by Banco Santander is a condition precedent for the execution of the capital increase.

Boadilla del Monte (Madrid), 4th July 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	July 5, 2011	By:	/s/ José Antonio Álvarez
			Name:	José Antonio Álvarez
			Title:	Executive Vice President